

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2021

Jeremy Frommer
Chief Executive Officer
Creatd, Inc.
2050 Center Avenue Suite 640
Fort Lee, NJ 07024

Re: Creatd, Inc.
      Registration Statement on Form S-3
      Filed June 7, 2021
      File No. 333-256873

Dear Mr. Frommer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at (202) 551-7127 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Scott Linsky